Citigroup Center

153 East 53rd Street

New York, New York 10022-4611

David D. McCusker
To Call Writer Directly:	212-446-4800	Facsimile:
212 446-4734		212 446-4900
dmccusker@kirkland.com	www.kirkland.com

February 14, 2006

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-7010

Re:	Amendment No. 4 to Innophos Investments Holdings, Inc.
Registration Statement on Form S-4, File No. 333-129954

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, Innophos Investment Holdings, Inc. (the “Company”) hereby requests withdrawal of its Amendment No. 4 (“Amendment No. 4”) to the Company’s registration statement on Form S-4 (File No. 333-129954) (the “Registration Statement”) filed with the Securities and Exchange Commission on February 14, 2006.

The Company has been informed, due solely to an error on the part of the financial printer, that Amendment No. 4, which was intended solely as a Part II filing, erroneously included the Company’s financial statements and erroneously omitted the Company’s exhibit index. Accordingly, the Company immediately re-filed the amendment as Amendment No. 5. with the exhibit index restored and the financial statements removed as was originally intended on February 14, 2006. In pursuing this withdrawal request, the Company does not intend to affect the validity of any other previous filing with respect to the Company’s Registration Statement.

No securities have been sold in reliance upon the Amendment No. 4. Based on the foregoing, the Company respectfully requests that the Commission consent to the withdrawal of the Amendment No. 4.

If you have any questions or require further information, please contact David D. McCusker at (212) 446-4734.

Respectfully yours,

By:	/S/ DAVID D. MCCUSKER
David D. McCusker
cc:	Randy Gress
Richard Heyse
William Farran, Esq.
Joshua N. Korff, Esq.
Christopher A. Kitchen, Esq.